SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CENTRAL PARKING CORPORATION

____________________________________________________________

(Name of issuer)

Common Stock, par value $0.01 per share

___________________________________________________________

(Title of class of securities)

154785109

________________________________________________

(CUSIP number)

Gordon H. Woodward

Kohlberg & Company

111 Radio Circle

Mount Kisco, New York 10549

(914) 241-7430

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Daniel S. Evans, Esq.

Ropes & Gray, LLP

One International Place

Boston, Massachusetts 02110

February 20, 2007

_____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 54 Pages)

CUSIP No. 154785109	Page 2 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS KCPC Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-8513611
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) CO

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 3 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 4 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS KCPC Acquisition, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-8513739
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) CO

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 5 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 6 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Kohlberg Investors V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-1316709
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an

CUSIP No. 154785109	Page 7 of 54

admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 8 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Kohlberg Management V, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-1316854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) OO

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 9 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 10 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Kohlberg Partners V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-1316674
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 11 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 12 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Kohlberg TE Investors V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-1316732
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 13 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 14 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Kohlberg Offshore Investors V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-1316761
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 15 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 16 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Chrysalis Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-1667403
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) OO (limited liability company)

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 17 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 18 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Chrysalis Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-1667495
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 19 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 20 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Chrysalis Capital Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-1684536
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 21 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 22 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Chrysalis Capital Partners Parallel, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-1997322
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 23 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 24 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Lubert-Adler Group V, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-3865037
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) OO (limited liability company)

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 25 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 26 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Lubert-Adler Group V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-3865115
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 27 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 28 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Lubert-Adler Real Estate Fund V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-3865152
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 29 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 154785109	Page 30 of 54

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Lubert-Adler Real Estate Parallel Fund V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-3865198
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,398,326*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,398,326*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common stock, par value $0.01 per share, of Central Parking Corporation (the “Common Stock”) referred to herein as being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in

CUSIP No. 154785109	Page 31 of 54

Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Includes options to purchase 215,044 shares of Common Stock and 23,377 shares of deferred stock held by Mr. Monroe Carell, Jr. and 3,999 shares of restricted stock held by Ms. Kathryn Carell Brown.

** The calculation of the percentage is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by Central Parking Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

Item 1. Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Central Parking Corporation, a Tennessee corporation (the “Company”). The principal executive offices of the Company are located at 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212.

Item 2. Identity and Background.

(a) and (f). This Statement is being filed jointly by the following: (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Kohlberg Management V, L.L.C., a Delaware limited liability company (“Kohlberg Management V”), (ii) Kohlberg Investors V, L.P., a Delaware limited partnership (“Kohlberg Investors”), (iii) Kohlberg Partners V, L.P., a Delaware limited partnership (“Kohlberg Partners”), (iv) Kohlberg TE Investors V, L.P., a Delaware limited partnership (“Kohlberg TE”), (v) Kohlberg Offshore Investors V, L.P., a Delaware limited partnership (“Kohlberg Offshore”, and collectively with Kohlberg Investors, Kohlberg Partners, and Kohlberg TE, the “Kohlberg Funds”), (vi) KCPC Holdings, Inc., a Delaware corporation (“Holdings”), (vii) KCPC Acquisition, Inc., a Tennessee corporation (“KCPC”), (viii) Chrysalis Capital Partners, LP, a Delaware limited partnership, (ix) Chrysalis Capital Partners Parallel, LP, a Delaware limited partnership, (x) Chrysalis Capital, LP, a Delaware limited partnership, (xi) Chrysalis Capital LLC, a Delaware limited liability company (collectively with Chrysalis Capital Partners, LP, Chrysalis Capital Partners Parallel, LP and Chrysalis Capital, LP, the “Chrysalis Funds”), (xii) Lubert-Adler Real Estate Fund V, L.P., a Delaware limited partnership, (xiii) Lubert-Adler Real Estate Parallel Fund V, L.P., a Delaware limited partnership, (xiv) Lubert-Adler Group V, L.P., a Delaware limited partnership (“LA Group V LP”) and (xv) Lubert-Adler Group V, LLC, a Delaware limited liability company (“LA Group V LLC”, and collectively with Lubert-Adler Real Estate Fund V, L.P., Lubert-Adler Real Estate Parallel Fund V, L.P. and LA Group V LP, the “Lubert-Adler Funds”).

The Kohlberg Funds, directly or indirectly through one or more wholly-owned subsidiaries, own collectively a majority of the shares of capital stock of Holdings. Kohlberg Management V is the general partner of the Kohlberg Funds. James A. Kohlberg is the Managing Member of Kohlberg Management V (the “Kohlberg Managing Member”). James A. Kohlberg, John Eastburn, Jr., Samuel P. Frieder, Christopher Lacovara, Evan Wildstein and Gordon H. Woodward are members of the Operating Committee of Kohlberg Management V (the “Kohlberg Principals”). The Kohlberg Managing Member has the power and authority to carry out any and all of the powers, objectives and purposes of Kohlberg Management V, except that all decisions related to the acquisitions and dispositions of the investments of the Kolberg Funds are subject to the approval of the majority of the Operating Committee of Kohlberg Management V. All of the Kohlberg Principals are citizens of the United States.

The Lubert-Adler Funds and Chrysalis Funds, directly or indirectly through one or more wholly-owned subsidiaries, own collectively less than a majority of the shares of capital stock of Holdings. Chrysalis Capital, LP is the general partner of both Chrysalis Capital Partners, LP and Chrysalis Capital Partners Parallel, LP. Chrysalis Capital, LLC is the general partner of

Chrysalis Capital, LP. Gregory L. Segall and Ira M. Lubert are the Managing Members of Chrysalis Capital LLC ( the “Chrysalis Principals”). LA Group V LP is the general partner of both Lubert-Adler Real Estate Fund V, L.P. and Lubert-Adler Real Estate Parallel Fund V, L.P. LA Group V LLC is the general partner of LA Group V L.P. Dean S. Adler and Ira M. Lubert are the sole Members of LA Group V LLC (collectively the “Lubert-Adler Principals”). All of the Chrysalis Principals and Lubert-Adler Principals are citizens of the United States.

Pursuant to a letter agreement (the “Letter Agreement”), dated February 2, 2007, among Kohlberg Management V, Lubert-Adler Management, Inc., an affiliate of the Lubert-Adler Funds, and Chrysalis Capital Partners, Inc., an affiliate of the Chrysalis Funds, the parties thereto have agreed to certain terms relating to the investment in, and governance of, Holdings and the Surviving Corporation (as defined in Item 4 below), including the following: (i) the Kohlberg Funds, through a newly formed affiliate, agreed to contribute cash equity comprising 60% of the required equity in connection with the Merger and the Lubert-Adler Funds and Chrysalis Funds, collectively, through a newly formed affiliate, agreed to contribute cash equity comprising 40% of the required equity in connection with the Merger and (ii) the Kohlberg Funds will have the right to designate 4 members of the board of directors of Holdings and the Surviving Corporation and the Lubert-Adler Funds and Chrysalis Funds, collectively, will have the right to designate 2 members of the board of directors of Holdings and the Surviving Corporation.

The name, business address, present principal occupation or employment of each director and executive officer of each Reporting Person and each person controlling a Reporting Person is set forth on Schedules A-1, A-2 and A-3.

Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b) The principal place of business and principal office of the Kohlberg Principals, the Kohlberg Funds, Holdings and KCPC is 111 Radio Circle, Mount Kisco, New York 10549. The principal place of business and principal office of the Chrysalis Funds is 2929 Arch Street, Philadelphia, Pennsylvania 19104-2868. The principal place of business and principal office of the Lubert-Adler Funds is 2929 Arch Street, Philadelphia, Pennsylvania 19104-2868.

(c) The principal occupation of the Kohlberg Principals is the management of Kohlberg Management V and certain affiliates. The principal business of Kohlberg Management V is to be the general partner or sole shareholder of the Kohlberg Funds. The principal business of the Kohlberg Funds is to make investments in, buy, sell, hold, pledge and assign securities. The principal occupation of the Chrysalis Principals is the management of Chrysalis Capital LLC and certain affiliates. The principal business of Chrysalis Capital LLC is to be the general partner of Chrysalis Capital, LP. The principal business of Chrysalis Capital, LP is to be the general partner of both Chrysalis Capital Partners, LP and Chrysalis Capital Partners Parallel, LP. The principal business of Chrysalis Capital Partners, LP and Chrysalis Capital Partners Parallel, LP is

to make investments in, buy, sell, hold, pledge and assign securities. The principal occupation of the Lubert-Adler Principals is the management of LA Group V LLC and certain affiliates. The principal business of LA Group V LLC is to be the general partner of LA Group V, L.P. The principal business of LA Group V, L.P. is to be the general partner of both Lubert-Adler Real Estate Fund V, L.P., and Lubert-Adler Real Estate Parallel Fund V, L.P. The principal business of Lubert-Adler Real Estate Fund V, L.P., and Lubert-Adler Real Estate Parallel Fund V, L.P. is to make investments in, buy, sell, hold, pledge and assign real estate related investments including securities. Holdings owns outstanding equity securities of KCPC and does not engage in any other business. KCPC has been formed solely for the purpose of entering into the Merger Agreement (as defined below) and consummating the transactions described therein.

(d) - (e). During the last five years, neither the Reporting Persons nor, to the knowledge of any Reporting Person, any other person or entity referred to in this Item 2 (including those listed on Schedule A hereto): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Reference is made to each Voting Agreement, dated as of February 20, 2007 (collectively, the “Voting Agreements”), among Holdings, KCPC and each of the following shareholders of the Company (collectively, the “Principal Shareholders”): Monroe Carell, Jr., 1997 Ann Scott Johnson Trust U/A 12-23-97, 1997 Carell Elizabeth Brown Trust U/A 12-23-97, 1997 David Nicholas Brown Trust U/A 12-23-97, 1997 George Monroe Stadler Trust U/A 12-23-97, 1997 Julia Claire Stadler Trust U/A 12-23-97, 1997 William Carell Johnson Trust U/A 12-23-97, 1999 Edith Carell Johnson Family Trust Dtd 9-21-99, 1999 Julia Carell Stadler Family Trust Dtd 9-21-99, 1999 Kathryn Carell Brown Family Trust Dtd 9-21-99, Carell Children’s Trust U/A Dtd 10-30-87, Edith Carell Johnson 2002 Charitable Remainder Unitrust U/A Dtd 10-23-02, Edith Carell Johnson 2002 Marital Q-Tip Trust U/A Dtd 10-23-02, Edith Carell Johnson, George Monroe Stadler, Julia Carell Stadler 2002 Charitable Remainder Unitrust U/A Dtd 10-23-02, Julia Carell Stadler 2002 Marital Q-Tip Trust U/A Dtd 10-23-02, Julia Carell Stadler, Julia Claire Stadler, Kathryn Carell Brown 2002 Charitable Remainder Unitrust U/A Dtd 10-23-02, Kathryn Carell Brown 2002 Marital Q-Tip Trust U/A Dtd 10-23-02, Kathryn Carell Brown, The Ann and Monroe Carell Foundation, The Edith Johnson Carell Foundation, The Julia Carell Stadler Foundation and The Kathryn Carell Brown Foundation.

In connection with the Merger Agreement described in Item 4, as a condition to the willingness of Holdings and KCPC to enter into the Merger Agreement, and as an inducement and in consideration therefore, Holdings and KCPC entered into a Voting Agreement with each of the Principal Shareholders. By reason of Holdings and KCPC entering into a Voting Agreement with each of the Principal Shareholders, Holdings and KCPC may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of a Voting

Agreement. By virtue of their direct and indirect ownership of Holdings’ capital stock, Kohlberg Management V, the other Kohlberg Funds, the Lubert-Adler Funds and the Chrysalis Funds may be deemed to have acquired beneficial ownership of the shares of Common Stock that are subject to a Voting Agreement.

The Reporting Persons have not paid any additional consideration to any Principal Shareholder in connection with the execution and delivery of a Voting Agreement.

Holdings anticipates that it will fund the transactions contemplated by the Merger Agreement through a combination of debt and equity financing.

For a more detailed description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

Merger Agreement

On February 20, 2007, Holdings, KCPC and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides that, subject to certain conditions, KCPC will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Company will become a wholly-owned subsidiary of Holdings. The governance of Holdings is described in the Letter Agreement in Item 2 above, which is incorporated herein by reference.

Subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) and as a result of the Merger, except as otherwise provided for in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $22.53 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto except the right to receive the Merger Consideration upon the surrender of such certificate in accordance with the Merger Agreement.

The consummation of the Merger is subject to the approval of the Company’s stockholders, receipt of necessary clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

Voting Agreement

As noted in Item 3 above, in connection with the Merger Agreement, as a condition to the willingness of Holdings and KCPC to enter into the Merger Agreement, and as an inducement and in consideration therefore, on February 20, 2007, Holdings and KCPC entered into the Voting Agreements with the Principal Shareholders. Pursuant to its Voting Agreement, each

Principal Shareholder: (i) at any meeting (whether annual or special, and at each adjourned or postponed meeting) of the Company’s shareholders, however called, or in connection with any written consent of the Company’s shareholders, will vote, or cause to be voted (including by written consent, if applicable), all of such Principal Shareholder’s Owned Securities (as defined below) and will use reasonable best efforts to cause to be voted such Principal Shareholder’s Beneficially Owned Securities (as defined below) that are not Owned Securities (I) in favor of the approval of the Merger Agreement (whether or not recommended by the board of directors of the Company or any committee thereof) and the approval of the transactions contemplated thereby, including the Merger, (II) in favor of the approval of any other matter that is required by applicable law or a governmental entity to be approved by the shareholders of the Company to facilitate the transactions contemplated by the Merger Agreement, including the Merger, (III) against any proposal made in opposition to, or in competition or inconsistent with, the Merger or the Merger Agreement, including the approval thereof or the consummation thereof, (IV) against any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in the Merger Agreement not being fulfilled, and (V) against any other action that would reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement, including the Merger, or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of the Company under the Merger Agreement, which would materially and adversely affect the Company or Holdings or their respective abilities to consummate the transactions contemplated by the Merger Agreement prior to the termination of the Merger Agreement and (ii) at any shareholder meeting, will (x) appear at such meeting or otherwise cause its Owned Securities, and will use such Principal Shareholder’s reasonable best efforts to cause Principal Shareholder’s Beneficially Owned Securities that are not Owned Securities, to be present thereat for purposes of calculating a quorum, and respond to each request by the Company for written consent, if any, and (y) vote, or cause to be voted (including by written consent) all of such Principal Shareholder’s Owned Securities, and will use reasonable best efforts to cause to be voted such Principal Shareholder’s Beneficially Owned Securities that are not Owned Securities, against (A) any Acquisition Proposal and (B) any extraordinary dividend by the Company or change in the capital structure of the Company in each case except for the Merger Agreement. The duties of the Principal Shareholders set forth in this paragraph apply during the period from and including February 20, 2007 through and including the earliest to occur of (x) the effective time of the Merger, (y) the termination of the Merger Agreement in accordance with its terms and (z) any reduction in the amount, or any change in the form, of the consideration to be paid to the shareholders pursuant to the Merger Agreement without the written consent of such Principal Shareholder (the “Voting Period”).

“Beneficial Owner” or “Beneficial Ownership” or “Beneficially Owned” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act).

“Owned Securities” means, with respect to any Principal Shareholder, the shares of Common Stock that such Principal Shareholder owns of record as of the date of the Voting Agreements and all new Equity Securities with respect to which Beneficial Ownership is acquired by such Principal Shareholder thereafter until the expiration of the Voting Period. For purposes hereof, “Equity Securities” means any shares of capital stock of, or other equity interests or voting securities in, the Company or any of its subsidiaries.

In connection with its performance under the Voting Agreement, each Principal Shareholder irrevocably appointed the President of Holdings or any officer of Holdings designated for such purpose by the board of directors of Holdings, as its proxy and attorney-in-fact, to vote (or cause to be voted) the Owned Securities during the Voting Period to the extent described above. The proxy and power of attorney granted pursuant to the Voting Agreement shall terminate automatically upon termination of the Voting Agreement.

Each Principal Shareholder has agreed not to, other than pursuant to the terms of the Voting Agreements (i) directly or indirectly Transfer any Owned Securities or Beneficially Owned Securities, other than any transfer to members of such Principal Shareholder’s immediate family or a family trust of such Principal Shareholder (each a “Permitted Transferee”), but only if, in each case, prior to the effectiveness of the Transfer, the Permitted Transferee of such Owned Securities or Beneficially Owned Securities agrees in writing to be bound by the terms hereof (or an agreement that is substantively identical to this Agreement), (ii) tender any Owned Securities or Beneficially Owned Securities into any tender or exchange offer or (iii) grant any proxy with respect to the Owned Securities or Beneficially Owned Securities, deposit the Owned Securities or Beneficially Owned Securities into a voting trust, enter into a voting agreement with respect to any of the Owned Securities or Beneficially Owned Securities or otherwise restrict the ability of such Principal Shareholder freely to exercise all voting rights with respect thereto.

“Transfer” means, with respect to a security, the sale, grant, assignment, transfer, pledge, encumbrance, hypothecate or other disposition of such security or the Beneficial Ownership thereof (including by operation of law), or the entry into any contract to effect any of the foregoing, including, the transfer or sharing of any voting power of such security or other rights in or of such security.

Each Principal Shareholder has agreed to (x) immediately cease and cause to be terminated all activities, discussions or negotiations with any parties with respect to any Acquisition Proposal, other than the Merger and (y) notify Holdings immediately if any Person makes any proposal, offer, inquiry or contact with such Principal Shareholder with respect to any of the foregoing (whether solicited or unsolicited). Each Principal Shareholder has agreed not to, directly or indirectly, (i) initiate, solicit, entertain, encourage or facilitate (including by way of furnishing information) an Acquisition Proposal, (ii) enter into, consider, continue or otherwise participate in or pursue in any manner any discussions or negotiations regarding, or provide any confidential information or data to any person relating to, an Acquisition Proposal, knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal; or otherwise cooperate in any way with, any Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose or agree to do any of the foregoing.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Holdings and its subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its subsidiaries (including securities of Subsidiaries) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable (or any long-term lease agreement having similar economic effect), (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 20% or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of Equity Securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries; in each case, other than the Merger.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, or other form of business or legal entity.

Pursuant to the Merger Agreement, the directors of KCPC immediately prior to the Effective Time will be the initial directors of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. As of the Effective Time, the certificate of incorporation and the by-laws of the Company shall be the certificate of incorporation and by-laws of the Surviving Corporation.

Following the consummation of the Merger, Holdings intends that the Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

The foregoing summaries of the Merger Agreement and Voting Agreements are qualified in their entirety by reference to these agreements. A copy of each of the Voting Agreements is an exhibit hereto and a copy of the Merger Agreement was filed with the Securities and Exchange Commission on February 21, 2007, as Exhibit 2.1 to the Company’s Form 8-K, which in incorporated herein by reference as an exhibit hereto.

Item 5. Interest in Securities of the Issuer.

(a)          Pursuant to the Voting Agreements, the Reporting Persons may be deemed to beneficially own 15,398,326 shares of Common Stock, which represent approximately 47.7% of the outstanding Common Stock. This percentage calculation is based on 32,259,834 shares of Common Stock issued and outstanding as of February 20, 2007, which number is based on the representations made by the Company in the Merger Agreement. Neither the filing of this

Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

As members of Kohlberg Management V, the Kohlberg Principals may be deemed to beneficially own the securities subject to the Voting Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Principals that he is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

As members of Chrysalis Capital LLC, the Chrysalis Principals may be deemed to beneficially own the securities subject to the Voting Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Chrysalis Principals that he is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

As members of LA Group V LLC, the Lubert-Adler Principals may be deemed to beneficially own the securities subject to the Voting Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Lubert-Adler Principals that he is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the best of the knowledge of the Reporting Persons, none of the persons listed on Schedules A-1, A-2 and A-3 beneficially owns any shares of the Common Stock.

(b)          Pursuant to the Voting Agreements, the Reporting Persons may be deemed to have shared power to vote 15,398,326 shares of Common Stock held by the Principal Shareholders.

(c)          Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedules A-1, A-2 and A-3 hereto), has effected any transaction in the Common Stock during the past sixty days.

(d)          To the knowledge of any of the Reporting Persons, except for the Principal Shareholders, no other person possesses any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Owned Securities or the Beneficially Owned Securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

A.	Joint Filing Undertaking, dated as of March 2, 2007.

B.

Agreement and Plan of Merger, dated February 20, 2007, by and among Holdings, KCPC and the Company (incorporated by reference to Exhibit 2.1 of the Company’s 8-K filed with the Commission on February 21, 2007).

C-1.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Monroe Carell, Jr.

C-2.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and 1997 Ann Scott Johnson Trust U/A 12-23-97.

C-3.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and 1997 Carell Elizabeth Brown Trust U/A 12-23-97.

C-4.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and 1997 David Nicholas Brown Trust U/A 12-23-97.

C-5.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and 1997 George Monroe Stadler Trust U/A 12-23-97.

C-6.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and 1997 Julia Claire Stadler Trust U/A 12-23-97.

C-7.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and 1997 William Carell Johnson Trust U/A 12-23-97.

C-8.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and 1999 Edith Carell Johnson Family Trust Dtd 9-21-99.

C-9.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and 1999 Julia Carell Stadler Family Trust Dtd 9-21-99.

C-10.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and 1999 Kathryn Carell Brown Family Trust Dtd 9-21-99.

C-11.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Carell Children’s Trust U/A Dtd 10-30-87.

C-12.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Edith Carell Johnson 2002 Charitable Remainder Unitrust U/A Dtd 10-23-02.

C-13.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Edith Carell Johnson 2002 Marital Q-Tip Trust U/A Dtd 10-23-02.

C-14.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Edith Carell Johnson.

C-15.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and George Monroe Stadler.

C.16.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Julia Carell Stadler 2002 Charitable Remainder Unitrust U/A Dtd 10-23-02.

C-17.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Julia Carell Stadler 2002 Marital Q-Tip Trust U/A Dtd 10-23-02.

C-18.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Julia Carell Stadler.

C-19.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Julia Claire Stadler.

C-20.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Kathryn Carell Brown 2002 Charitable Remainder Unitrust U/A Dtd 10-23-02.

C-21.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Kathryn Carell Brown 2002 Marital Q-Tip Trust U/A Dtd 10-23-02.

C-22.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and Kathryn Carell Brown.

C-23.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and The Ann and Monroe Carell Foundation.

C-24	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and The Edith Johnson Carell Foundation.

C-25.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and The Julia Carell Stadler Foundation.

C-26.	Voting Agreement, dated February 20, 2007, by and among Holdings, KCPC and The Kathryn Carell Brown Foundation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 2, 2007

KOHLBERG MANAGEMENT V, L.L.C.

By:	/s/ Gordon H. Woodward_____
Name: Gordon H. Woodward
Title: Member

KOHLBERG INVESTORS V, L.P.

By: Kohlberg Management V, L.L.C., its
general partner

By:	/s/ Gordon H. Woodward_____
Name: Gordon H. Woodward
Title: Member

KOHLBERG PARTNERS V, L.P.

By: Kohlberg Management V, L.L.C., its
general partner

By:	/s/ Gordon H. Woodward_____
Name: Gordon H. Woodward
Title: Member

KOHLBERG TE INVESTORS V, L.P.

By: Kohlberg Management V, L.L.C., its
general partner

By:	/s/ Gordon H. Woodward_____
Name: Gordon H. Woodward
Title: Member

[Signatures continue on following page]

KOHLBERG OFFSHORE INVESTORS V, L.P.

By: Kohlberg Management V, L.L.C., its
general partner

By: /s/ Gordon H. Woodward
Name: Gordon H. Woodward
Title: Member

KCPC HOLDINGS, INC.

By: /s/ Gordon H. Woodward
Name: Gordon H. Woodward
Title: President

KCPC ACQUISITION, INC.

By: /s/ Gordon H. Woodward
Name: Gordon H. Woodward
Title: President

CHRYSALIS CAPITAL LLC

By: /s/ Gregory L. Segall
Name: Gregory L. Segall
Title: Managing Member

CHRYSALIS CAPITAL, LP

By: Chrysalis Capital LLC, its
general partner

By: /s/ Gregory L. Segall
Name: Gregory L. Segall
Title: Managing Member

[Signatures continue on following page]

                                                                                        CHRYSALIS CAPITAL PARTNERS, LP

By: Chrysalis Capital, LP, its
general partner

By: Chrysalis Capital LLC, its
general partner

By: /s/ Gregory L. Segall

Name: Gregory L. Segall

Title: Managing Member

CHRYSALIS CAPITAL PARTNERS PARALLEL, LP

By: Chrysalis Capital, LP, its
general partner

By: Chrysalis Capital LLC, its
general partner

By: /s/ Gregory L. Segall

Name: Gregory L. Segall

Title: Managing Member

LUBERT-ADLER GROUP V, LLC,

By: /s/ R. Eric Emrich
Name: R. Eric Emrich
Title: CFO

LUBERT-ADLER GROUP V, L.P.,

By: Lubert-Adler Group V, LLC, its
general partner

By: /s/ R. Eric Emrich
Name: R. Eric Emrich
Title: CFO

[Signatures continue on following page]

LUBERT-ADLER REAL ESTATE FUND V, L.P.,

By: Lubert-Adler Group V, L.P., its
general partner

By: Lubert-Adler Group V, LLC, its
general partner

By: /s/ R. Eric Emrich
Name: R. Eric Emrich
Title: CFO

LUBERT-ADLER REAL ESTATE PARALLEL
FUND V, L.P.,

By: Lubert-Adler Group V, L.P., its
general partner

By: Lubert-Adler Group V, LLC, its
general partner

By: /s/ R. Eric Emrich
Name: R. Eric Emrich
Title: CFO

Schedule A-1

The following table sets forth the name and the present principal occupation or employment of each director and/or executive officer of Kohlberg Management V, Holdings and KCPC. Each individual is a citizen of the United States, his business address is 111 Radio Circle, Mount Kisco, New York 10549, and his business telephone is (914) 241-7430.

Name	Present Principal Occupation or Employment

Christopher Anderson	Vice President and Member of Kohlberg Management V, L.L.C. and Principal of Kohlberg & Company, L.L.C.

John S. Eastburn, Jr.	Vice President, Member and member of the Operating Committee of Kohlberg Management V, L.L.C. and Principal of Kohlberg & Company, L.L.C.

Samuel P. Frieder

Vice President, Member and member of the Operating Committee of Kohlberg Management V, L.L.C., Director of each of KCPC Holdings, Inc. and KCPC Acquisition, Inc. and Principal and co-Managing Partner of Kohlberg & Company, L.L.C.

Seth H. Hollander	Director and Vice President of each of KCPC Holdings, Inc. and KCPC Acquisition, Inc. and Associate of Kohlberg & Company, L.L.C.

James A. Kohlberg	President, Managing Member and member of the Operating Committee of Kohlberg Management V, L.L.C. and Chairman of Kohlberg & Company, L.L.C.

Christopher Lacovara	Vice President, Member and member of the Operating Committee of Kohlberg Management V, L.L.C. and Principal and co-Managing Partner of Kohlberg & Company, L.L.C.

Shant Mardirossian	Secretary, Treasurer and Member of Kohlberg Management V, L.L.C. and Principal and Chief Financial Officer of Kohlberg & Company, L.L.C.

Evan Wildstein	Vice President, Member and member of the Operating Committee of Kohlberg Management V, L.L.C. and Principal of Kohlberg & Company, L.L.C.

Gordon H. Woodward

Vice President, Member and member of the Operating Committee of Kohlberg Management V, L.L.C., Director and President of each of KCPC Holdings, Inc. and KCPC Acquisition, Inc. and Principal of Kohlberg & Company, L.L.C.

Schedule A-2

The following table sets forth the name and the present principal occupation or employment of each director or executive officer of Chrysalis Capital LLC. Each individual is a citizen of the United States, his business address is 2929 Arch Street, Philadelphia, Pennsylvania 19104, and his business telephone is (215) 609-3400.

Name	Present Principal Occupation or Employment

Ira M. Lubert

Managing Member or Managing Partner of Chrysalis Capital Partners, Inc. and its affiliates. Member and Chairman of the Board of LA Group V, LLC and certain affiliates. Founding Member of several Private Equity Funds.

Gregory L. Segall	Managing Member or Managing Partner of Chrysalis Capital Partners, Inc. and its affiliates.

Paul Halpern	Member or Partner of Chrysalis Capital Partners, Inc. and its affiliates.

Raymond C. French	Senior Principal of Chrysalis Capital Partners, Inc. and its affiliates.

Schedule A-3

The following table sets forth the name and the present principal occupation or employment of each director or executive officer of LA Group V, LLC. Each individual is a citizen of the United States, his business address is 2929 Arch Street, Philadelphia, Pennsylvania 19104-2868, and his business telephone is (215) 972-2200.

Name	Present Principal Occupation or Employment

Ira M. Lubert

Member and Chairman of the Board of LA Group V, LLC and certain affiliates. Managing Member or Managing Partner of Chrysalis Capital Partners, Inc. and its affiliates. Founding Member of several Private Equity Funds.

Dean S. Adler	Member, member of the Board of Directors and CEO of LA Group V, LLC and certain affiliates.

Gerald A.Ronon	President of LA Group V, LLC and certain affiliates.

Pennock J. Yeatman	Vice President of LA Group V, LLC and certain affiliates.

R. Eric Emrich	CFO, Vice President and Treasurer of LA Group V, LLC and certain affiliates.

Stuart Margulies	Vice President and Secretary of LA Group V, LLC and certain affiliates.

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: March 2, 2007

KOHLBERG MANAGEMENT V, L.L.C.

By: /s/ Gordon H. Woodward
Name: Gordon H. Woodward
Title: Member

KOHLBERG INVESTORS V, L.P.

By: Kohlberg Management V, L.L.C., its
general partner

By: /s/ Gordon H. Woodward
Name: Gordon H. Woodward
Title: Member

KOHLBERG PARTNERS V, L.P.

By: Kohlberg Management V, L.L.C., its
general partner

By: /s/ Gordon H. Woodward
Name: Gordon H. Woodward
Title: Member

[Signatures continue on following page]

KOHLBERG TE INVESTORS V, L.P.

By: Kohlberg Management V, L.L.C., its
general partner

By: /s/ Gordon H. Woodward
Name: Gordon H. Woodward
Title: Member

KOHLBERG OFFSHORE INVESTORS V, L.P.

By: Kohlberg Management V, L.L.C., its
general partner

By: /s/ Gordon H. Woodward
Name: Gordon H. Woodward
Title: Member

KCPC HOLDINGS, INC.

By: /s/ Gordon H. Woodward
Name: Gordon H. Woodward
Title: President

KCPC ACQUISITION, INC.

By: /s/ Gordon H. Woodward
Name: Gordon Woodward
Title: President

CHRYSALIS CAPITAL LLC

By: /s/ Gregory L. Segall
Name: Gregory L. Segall
Title: Managing Member

[Signatures continue on following page]

CHRYSALIS CAPITAL, LP

By: Chrysalis Capital LLC, its
general partner

By: /s/ Gregory L. Segall
Name: Gregory L. Segall
Title: Managing Member

CHRYSALIS CAPITAL PARTNERS, LP

By: Chrysalis Capital, LP, its
general partner

By: Chrysalis Capital LLC, its
general partner

By: /s/ Gregory L. Segall

Name: Gregory L. Segall

Title: Managing Member

CHRYSALIS CAPITAL PARTNERS PARALLEL, LP

By: Chrysalis Capital, LP, its
general partner

By: Chrysalis Capital LLC, its
general partner

By: /s/ Gregory L. Segall

Name: Gregory L. Segall

Title: Managing Member

LUBERT-ADLER GROUP V, LLC,

By: /s/ R. Eric Emrich
Name: R. Eric Emrich
Title: CFO

[Signatures continue on following page]

LUBERT-ADLER GROUP V, L.P.,

By: Lubert-Adler Group V, LLC, its
general partner

By: /s/ R. Eric Emrich
Name: R. Eric Emrich
Title: CFO

LUBERT-ADLER REAL ESTATE FUND V, L.P.,

By: Lubert-Adler Group V, L.P., its
general partner

By: Lubert-Adler Group V, LLC, its
general partner

By: /s/ R. Eric Emrich
Name: R. Eric Emrich
Title: CFO

LUBERT-ADLER REAL ESTATE PARALLEL
FUND V, L.P.,

By: Lubert-Adler Group V, L.P., its
general partner

By: Lubert-Adler Group V, LLC, its
general partner

By: /s/ R. Eric Emrich
Name: R. Eric Emrich
Title: CFO